UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                  to                 .

Commission file number: 1–14315

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NCI 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NCI Building Systems, Inc.

10943 North Sam Houston Parkway West

Houston, Texas 77064

NCI 401(K) PROFIT SHARING PLAN

December 31, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee and 401(k) Benefits

    Administration Committee

NCI 401(k) Profit Sharing Plan

We have audited the accompanying Statements of Net Assets Available for Benefits of NCI 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2011 and 2010 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ham, Langston & Brezina, L.L.P.

Houston, Texas

June 22, 2012

NCI 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets
Cash, non-interest bearing	$3,357	$—

Investments, at fair value (See Notes 3 and 4):
Wells Fargo money market fund	227,003	—
Registered investment companies (mutual funds)	34,592,380	33,467,213
Common collective trusts	106,974,265	67,757,420
NCI Building Systems, Inc. common stock fund	8,097,959	9,621,276
NCI Blended Stable Value fund	—	45,560,792

Total investments	149,891,607	156,406,701

Receivables:
Participants’ contributions	219,222	201,247
Employer contributions	798,141	—
Participant notes receivable	7,531,903	7,891,940

Total receivables	8,549,266	8,093,187

Net Assets Available for Benefits at Fair Value	158,444,230	164,499,888

Adjustment from Fair Value to Contract Value for Fully Benefit-responsive Investment Contracts	(1,136,174)	(109,190)

Net Assets Available for Benefits	$157,308,056	$164,390,698

The accompanying notes are an integral part of these financial statements

NCI 401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2011 and 2010

	2011	2010
Investment (loss) income:
Interest and dividends	$799,775	$770,088
Net (depreciation) appreciation in fair value of investments (See Note 3)	(3,985,697)	16,964,009

Total investment (loss) income	(3,185,922)	17,734,097

Interest from participant notes receivable	377,360	442,717

Contributions:
Participants	7,682,477	7,573,510
Employer	1,610,676	—
Rollovers	123,973	195,481

Total contributions	9,417,126	7,768,991

Total additions	6,608,564	25,945,805

Deductions from net assets attributable to:
Benefits paid directly to participants	13,376,883	14,281,988
Administrative expenses	314,323	359,052

Total deductions	13,691,206	14,641,040

(Decrease) Increase in Net Assets Available for Benefits	(7,082,642)	11,304,765

Net Assets Available for Benefits, Beginning of Year	164,390,698	153,085,933

Net Assets Available for Benefits, End of Year	$157,308,056	$164,390,698

The accompanying notes are an integral part of these financial statements

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 1: Description of the Plan

The following description of NCI 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, which is available from the Plan administrator.

General

The Plan is a defined contribution plan covering all eligible employees of NCI Building Systems, Inc. and its affiliates (the “Company”) who have completed three months of service, are employed on the first day of the calendar quarter, and are age 18 or older. Effective January 1, 2010, the Plan was amended and restated to comply with various federal updates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute a minimum of 1% up to a maximum of 50% of their annual compensation, limited to the maximum limit determined annually by the Internal Revenue Service. Highly compensated employees may defer a maximum of 7% of their annual compensation.

The Company may make a discretionary contribution in an amount determined by the Plan sponsor. During the year ended December 31, 2011, the Company made discretionary contributions totaling $1,610,676, of which $798,141 are included in employer contributions receivable. There were no discretionary contributions during the year ended December 31, 2010.

Participants direct the investment of their contributions, as well as the Company’s contribution, into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds, common/collective trust funds, and the NCI Company Stock Fund as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and Plan earnings and is charged with an allocation of administrative expenses. Allocations of expenses are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting and Forfeitures

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the Company’s contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is fully vested after 6 years of continuous service. In addition, any former employee of Robertson-Ceco Corporation who was a participant in the Robertson-Ceco Savings Plan as of July 31, 2006 and who became a participant in the Plan on August 1, 2006 as a result of the merger of the plans, is fully vested in all accounts maintained by the Plan for such participant.

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2011 and 2010

A participant becomes fully vested upon death, becoming disabled (as defined in the Plan) or attaining age 65; otherwise, the non-vested balance is forfeited upon termination of service. Forfeitures may be used to pay for Plan administrative expenses and to reduce employer matching contributions. At December 31, 2011 and 2010, forfeited non-vested accounts totaled approximately $6,049 and $14,950, respectively. In 2011, plan fees totaling approximately $67,177 were paid from forfeited non-vested accounts. In 2010, employer contributions were reduced by $9,245 from forfeited non-vested accounts.

Payment of Benefits

Upon termination of service, a participant may elect to receive a lump-sum amount equal to the vested value of his account, NCI Common Stock at the value of the NCI Stock Fund, or subject to minimum distribution rules described in the Plan, continue in the trust in such a manner as though the employee had not terminated his eligibility (if the participant’s account balance is greater than $5,000, excluding rollover contributions).

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participants’ account and bear interest at rates that are commensurate with local prevailing rates as determined by the Plan administrator.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

As described in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946-210-45, Other Presentation Matters for Fully Benefit Responsive Investment Contracts, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. At December 31,

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2011 and 2010

2011, investments in the accompanying Statements of Net Assets Available for Benefits include a common collective trust, i.e., the Wells Fargo Stable Value Fund, which is a fully benefit-responsive investment contract. At December 31, 2010, investments in the accompanying Statements of Net Assets Available for Benefits include the NCI Blended Stable Value Fund, which consists of a common collective trust and a guaranteed investment contract, and is considered to be a fully benefit-responsive investment contract. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Valuation of Investments and Income Recognition

The Plan investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Net appreciation in fair value of investments includes realized gains and losses on investments sold during the year and unrealized appreciation (depreciation) of investments held at the end of the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2011 and 2010.

Benefit Payments

Benefit payments to participants are recorded upon distribution.

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2011 and 2010

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (“ASU No. 2010-06”). ASU No. 2010-06 amends the disclosure requirements of FASB ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) and requires new disclosures regarding (a) transfers in and out of levels 1 and 2 and (b) activity in level 3 fair value measurements. ASU No. 2010-06 also provides amendments to ASC 820 that clarify existing disclosures regarding (a) level of disaggregation for each class of assets and liabilities and (b) disclosures about inputs and valuation techniques for fair value measurements that fall in either levels 2 or 3. ASU No. 2010-06 is effective for periods ending after December 15, 2009 (except for the level 3 roll forward which is effective for periods beginning after December 15, 2010). The adoption of ASU No. 2010-06 did not have a significant impact on the Plan's financial statements.

In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (“ASU No. 2010-25”). ASU No. 2010-25 changed the reporting of loans to participants. Prior to ASU No. 2010-25, loans to participants were reported as investments at fair value. ASU No. 2010-25 requires that loans to participants be reported as notes receivable from participants at the unpaid principal balance plus any accrued but unpaid interest. ASU No. 2010-25 is effective for periods ending after December 15, 2010. The Plan adopted ASU No. 2010-25 in the 2010 financial statements. The adoption of ASU No. 2010-25 was not significant as the unpaid principal balance plus accrued interest of loans to participants approximated fair value.

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This ASU requires for Level 3 fair value measurements, to disclose quantitative information about unobservable inputs used, a description of the valuation processes used, and a qualitative discussion about the sensitivities of the measurements. The guidance is effective for interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 is not expected to have a material impact on the Plan's financial statements.

Note 3: Investments

The following table presents the Plan’s investments at fair value. Investments that represent 5% or more of the Plan’s net assets at December 31, 2011 and 2010 are separately identified.

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2011 and 2010

	2011	2010
Wells Fargo Stable Value Fund	$44,835,161	$	*
NCI Core Port Diversified US Large CAP Equity Fund	28,171,919		30,226,920
NCI Core Port Diversified US Small/Mid CAP Equity Fund	15,858,682		16,704,640
NCI Core Port Div US Intl Equity Fund	9,143,189		12,279,176
NCI Core Port Div US Diversified Bond Fund	8,965,314		8,546,682
Vanguard Target Retirement 2020 Fund	8,254,289		8,817,423
NCI Building Systems, Inc. Common Stock Fund 744,983 and 691,856 shares, respectively	8,097,959		9,621,276
NCI Blended Stable Value Fund	*		45,560,792
Investments less than 5% of the Plan’s net assets	26,565,094		24,649,792

Total investments	$149,891,607		$156,406,701

*	Not applicable in the period indicated.

During the years ended December 31, 2011 and 2010, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) (depreciated)/appreciated in value by $(3,985,697) and $16,964,009, respectively.

	2011	2010
Mutual funds	$(399,449)	$3,234,675
NCI Building Systems, Inc. Common Stock Fund	(1,845,421)	3,419,057
Common collective trusts	(2,157,393)	9,421,595
NCI Blended Stable Value Fund	416,566	888,682

Net (depreciation) appreciation in fair value	$(3,985,697)	$16,964,009

Interest and dividends realized on the Plan’s investments for the years ended 2011 and 2010 were $799,775 and $770,088, respectively.

Note 4: Fair Value Measurements

ASC 820 defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include: 1) quoted prices for similar assets or liabilities in active markets; 2) quoted prices for identical or similar assets or liabilities in inactive markets; 3) inputs other than quoted prices that are observable for the asset or liability; and 4) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2011 and 2010

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Common collective trust: Valued at fair value based on information reported in the audited financial statements of the collective trust at year-end.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. The significant input for the valuation model includes a discount rate of 5.17% (see Note 5).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010:

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2011 and 2010

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Mutual Funds:

Index Funds	$34,592,380	$—	$—	$34,592,380

Total Mutual Funds	34,592,380	—	—	34,592,380

Common Stock Fund:

NCI Common Stock	—	8,097,959	—	8,097,959

Money Market fund	—	227,003		227,003

Total Common Stock Fund	—	8,324,962	—	8,324,962

Common Collective Trusts	—	106,974,265	—	106,974,265

Total Investments at Fair Value	$34,592,380	$115,299,227	$—	$149,891,607

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Mutual Funds:

Index Funds	$33,467,213	$—	$—	$33,467,213

Total Mutual Funds	33,467,213	—	—	33,467,213

Common Stock Fund:

NCI Common Stock	—	9,621,276	—	9,621,276

Total Common Stock Fund	—	9,621,276	—	9,621,276

Common Collective Trusts	—	67,757,420	—	67,757,420

NCI Blended Stable Value Fund:

Common Collective Trust	—	40,760,636	—	40,760,636

Guaranteed Investment Contract	—	—	4,800,156	4,800,156

Total NCI Blended Stable Value Fund	—	40,760,636	4,800,156	45,560,792

Total Investments at Fair Value	$33,467,213	$118,139,332	$4,800,156	$156,406,701

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2011 and 2010

Level 3 Gain and Loss: The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2011 and 2010.

	2011	2010

Guaranteed investment contracts:

Balance, beginning of the year	$4,800,156	$9,148,034

Realized gains/(losses)	329,132	344,313

Unrealized gains/(losses) relating to instruments still held at the reporting date	—	27,775

Sales	(5,129,288)	(4,719,966)

Balance, end of year	$—	$4,800,156

The amount of total gains or losses for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$—	$27,775

Note 5: Investment Contract with Insurance Company

In 2006, the Plan entered into a benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (“MassMutual”). The investment contract is included in the NCI Blended Stable Value Fund at December 31, 2010. During 2011, MassMutual made the final maturity payment on the guaranteed investment contract and the plan sponsor sold the NCI Blended Stable Value Fund shares and used the proceeds of the sale to purchase shares of the Wells Fargo Stable Value Fund.

MassMutual maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan at December 31, 2010 by MassMutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer all or a portion of their investment at contract value. Since the guaranteed investment contract was sold as a part of the NCI Blended Stable Value Fund during 2011, the contract value of the guaranteed investment contract, accordingly, is $0 at December 31, 2011. The contract value of the guaranteed investment contract at December 31, 2010 was $4,812,067.

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2011 and 2010

At December 31, 2010, the investment contract, included in the NCI Blended Stable Value Fund, is recorded at fair value with an adjustment to contract value. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than four percent. Such interest rates were reviewed on a quarterly basis for resetting. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Average Yields	2011	2010

Based on actual earnings	4.75%	4.75%
Based on interest rate credited to participants	4.75%	4.75%

The Plan does not allow participants to make any additional contributions to this investment contract.

Note 6: Related Party Transactions

Certain Plan investments are shares of collective funds managed by Wells Fargo Bank, N.A., which is the trustee and the record keeper of the Plan. Additionally, the Plan invests in shares of the Company’s common stock and issues participant loans. Such transactions qualify as party-in-interest transactions. These transactions are exempt from the ERISA prohibited transaction rules; thus, these transactions are permitted.

The Plan incurs expenses related to general administration. The Plan sponsor pays certain expenses and accounting fees relating to the Plan. During the years ended December 31, 2011 and 2010, the Plan sponsor paid Plan expenses of approximately $17,001 and $15,360, respectively.

Note 7: Plan Tax Status

The Plan obtained its latest determination letter on July 13, 2010, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore, not subject to tax.

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 8: Unregistered Common Stock

Under federal securities laws, shares of the Company’s Common Stock purchased on behalf of participants in the Plan are required to be properly registered with the SEC or sold in transactions that are exempt from registration under the Securities Act of 1933. On February 7, 2011, the Company discovered that it inadvertently issued more shares of the Company’s Common Stock in connection with the Plan than had been registered with the SEC. As a result, certain participants in the Plan may bring claims against the Company for rescission or damages in respect of the unregistered shares for an amount equal to the purchase price for the shares (or if the shares have been disposed of, to receive damages with respect to any loss on such disposition) plus interest, less income, from the date of purchase, although the Company believes that such claims would be time barred. Moreover, even if such claims were allowed, the Company believes that the statute of limitations applicable to any such claims would be one year under the federal securities law, and that the statute of limitations with respect to the inadvertent issuances that occurred prior to February 16, 2010 has expired. The potential damage claims with respect to unregistered Company Common Stock were related to purchases made under the Plan between February 16, 2010 and February 15, 2011. The Company may also be subject to civil and other penalties by regulatory authorities as a result of the failure to register. The Company believes that the potential negative impact on the Statements of Changes in Net Assets Available for Benefits will not be material.

Note 9: Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010, to Form 5500:

	2011	2010
Net assets available for benefits per the financial statements	$157,308,056	$164,390,698
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,136,174	109,190

Net assets available for benefits per Form 5500	$158,444,230	$164,499,888

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2011 and 2010

The following is a reconciliation of the changes in net assets available for benefits per the financial statements at December 31, 2011 and 2010, to Form 5500:

	2011	2010
Net (decrease) increase in net assets available for benefits per the financial statements	$(7,082,642)	$11,304,765
Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,026,984	1,416,797

Net (decrease ) increase in net assets available for benefits per Form 5500	$(6,055,658)	$12,721,562

Note 10: Subsequent Event

Effective June 21, 2012, the Plan was amended as a result of the pending acquisition of Metl-Span LLC (“Metl-Span”). The provisions of the amendment include (i) permitting the rollover of outstanding participant plan loans made to employees of Metl-Span; (ii) recognizing, for purposes of the Plan, the service with Metl-Span performed by Metl-Span employees as a result of the acquisition and to add a special enrollment date of June 21, 2012 for such employees; (iii) allowing employees and former employees of Metl-Span, who subsequently become participants in the Plan as a result of the acquisition, to be fully vested in their matching contribution sub-accounts; and (iv) adding provisions to expand the Plan’s eligibility provisions in connection with acquisitions. The Plan’s management believes the Plan, as a result of the amendment, continues to be in compliance with the applicable requirements of the Internal Revenue Code and therefore, not subject to tax.

Supplemental Schedule

NCI 401(k) Profit Sharing Plan

EIN 76-0127701 PN 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value***
*	Wells Fargo Stable Value Fund	COLLECTIVE FUNDS**	$44,835,161
*	NCI Core Port Diversified US Large CAP Equity Fund	COLLECTIVE FUNDS-EQUITY**	28,171,919
*	NCI Core Port Diversified US Small/Mid CAP Equity Fund	COLLECTIVE FUNDS-EQUITY**	15,858,682
*	NCI Core Port Div US Intl Equity Fund	COLLECTIVE FUNDS-EQUITY**	9,143,189
*	NCI Core Port Div US Diversified Bond Fund	COLLECTIVE FUNDS-EQUITY**	8,965,314
	Vanguard Target Retirement 2020	MUTUAL FUNDS-EQUITY**	8,254,289
*	NCI Common Stock Fund	COMMON STOCK**	8,097,959
	Vanguard Target Retirement 2015	MUTUAL FUNDS-EQUITY	5,821,711
	Vanguard Target Retirement 2030	MUTUAL FUNDS-EQUITY	4,775,416
	Vanguard Target Retirement 2025	MUTUAL FUNDS-EQUITY	3,975,939
	Vanguard Target Retirement 2010	MUTUAL FUNDS-EQUITY	3,345,583
	Vanguard Target Retirement 2035	MUTUAL FUNDS-EQUITY	2,806,582
	Vanguard Target Retirement Income	MUTUAL FUNDS-OTHER	2,244,297
	Vanguard Target Retirement 2040	MUTUAL FUNDS-EQUITY	1,622,626
	Vanguard Target Retirement 2045	MUTUAL FUNDS-EQUITY	930,458
	Vanguard Target Retirement 2050	MUTUAL FUNDS-EQUITY	809,309
*	Wells Fargo Money Market Fund	MONEY MARKET FUND	227,003
	Vanguard Target Retirement 2055	MUTUAL FUNDS-EQUITY	6,170

			149,891,607
*	Participant Notes Receivable	Loans to participants bearing interest at rates ranging from 4.25% to 10.0%	7,531,903

			$157,423,510

*	Indicates a party-in-interest as defined by ERISA
**	Represents investment comprising at least 5% of net assets available for benefits
***	Cost information is not presented because all investments are participant directed

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, NCI Building Systems Inc., as administrator for the NCI 401(k) Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NCI BUILDING SYSTEMS INC.
(as administrator of the NCI 401(k) Profit Sharing Plan)

DATE: June 22, 2012	By:	/s/ Mark E. Johnson
	By:	Mark E. Johnson
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

INDEX TO EXHIBITS

Exhibit	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm